UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

Forward Pharma A/S

(Name of Issuer)

Ordinary shares, nominal value 0.01 DKK

(Title of Class of Securities)

34986J204

(CUSIP Number)

December 19, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34986J204

1.	Names of Reporting Persons StepStone Group LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,709,598*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,709,598*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,709,598*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.8%*
12.	Type of Reporting Person (See Instructions) PN; IA

*

Beneficial ownership percentage is based upon 99,276,587 ordinary shares, nominal value 0.01 DKK (“Ordinary Shares”), of Forward Pharma A/S, a Delaware corporation (the “Company”), issued and outstanding as of May 5, 2022, based on information disclosed in the Company’s notice of general meeting, filed with the Securities and Exchange Commission on May 5, 2022. This statement relates to American Depositary Shares (the “ADS Shares”) beneficially owned by the reporting person, each representing fourteen (14) Ordinary Shares of the Company.

CUSIP No. 34986J204

1.	Names of Reporting Persons StepStone International Investors II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,279,890*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,279,890*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,279,890*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.4%*
12.	Type of Reporting Person (See Instructions) PN

*	Beneficial ownership percentage is based upon 99,276,587 Ordinary Shares issued and outstanding as of May 5, 2022. This statement relates to ADS Shares beneficially owned by the reporting person.

CUSIP No. 34986J204

1.	Names of Reporting Persons StepStone International Investors II-G, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,429,718*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,429,718*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,718*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.4%*
12.	Type of Reporting Person (See Instructions) PN

*	Beneficial ownership percentage is based upon 99,276,587 Ordinary Shares issued and outstanding as of May 5, 2022. This statement relates to ADS Shares beneficially owned by the reporting person.

CUSIP No. 34986J204

1.	Names of Reporting Persons StepStone GC GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,709,598*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,709,598*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,709,598*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.8%*
12.	Type of Reporting Person (See Instructions) PN

*	Beneficial ownership percentage is based upon 99,276,587 Ordinary Shares issued and outstanding as of May 5, 2022. This statement relates to ADS Shares beneficially owned by the reporting person.

Item 1.
(a)	Name of Issuer: Forward Pharma A/S (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices: Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark

Item 2.

(a)	Name of Persons Filing: StepStone Group LP StepStone International Investors II, L.P. StepStone International Investors II-G, L.P. StepStone GC GP, LLC (collectively, the “StepStone Entities”)

(b)	Address of Principal Business Office or, if none, Residence: For each of the StepStone Entities: 4225 Executive Square, Suite 1600 La Jolla, CA 90237

(c)	Citizenship: StepStone International Investors II, L.P. = Delaware StepStone International Investors II-G, L.P. = Delaware StepStone GC GP, LLC = Delaware StepStone Group LP = Delaware

(d)	Title of Class of Securities: Ordinary shares, nominal value 0.01 DKK

(e)	CUSIP Number: 34986J204

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: ☒ Not applicable

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)

Amount beneficially owned:

StepStone International Investors II, L.P. (“StepStone II Fund”) has the shared power to vote, direct the voting of, dispose of and direct the disposition of 877,135 ADS Shares, each representing fourteen (14) Ordinary Shares, nominal value 0.01 (“Ordinary Shares”) of the Company. Such ADS Shares represent 12,279,890 Ordinary Shares, which is approximately 12.4% Ordinary Shares outstanding.

StepStone International Investors II-G, L.P. (“StepStone II-G Fund”) has the shared power to vote, direct the voting of, dispose of and direct the disposition of 102,122 ADS Shares, representing 1,429,718 Ordinary Shares, which is approximately 1.4% of Ordinary Shares outstanding.

StepStone GC GP, LLC (“General Partner”) acts as general partner of each of StepStone II Fund and StepStone II-G Fund and, as a result, may be deemed to beneficially own the Ordinary Shares beneficially owned by each of StepStone II Fund and StepStone II-G Fund. As a result, General Partner may be deemed to beneficially own 13,709,598 Ordinary Shares, representing 13.8% of Ordinary Shares outstanding.

StepStone Group LP (“StepStone Group”) acts as the investment manager of each of StepStone II Fund and StepStone II-G Fund and it is the managing member of the General Partner and, as a result, may be deemed to beneficially own the Ordinary Shares beneficially owned by each of StepStone II Fund and StepStone II-G Fund. As a result, StepStone Group may be deemed to beneficially own 13,709,598 Ordinary Shares, representing 13.8% of Ordinary Shares outstanding.

On and after December 19, 2022, StepStone II Fund and StepStone II-G Fund received distributions of ADR Shares of the Issuer from a limited partnership not controlled by the StepStone Entities. This distribution constitutes the entirety of the ownership of the Reporting Persons.

(b)	Percent of class: 13.8% (based on 99,276,587 ordinary shares, as reported in the Company’s notice of general meeting filed on May 5, 2022.)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 13,709,598 (See Item 4(a))

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 13,709,598 (See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2022

STEPSTONE GROUP LP

By: StepStone Group Holdings LLC, its general partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary

STEPSTONE GC GP, LLC

By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary

STEPSTONE INTERNATIONAL INVESTORS II, L.P.

By: StepStone GC GP, LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary

STEPSTONE INTERNATIONAL INVESTORS II-G, L.P.

By: StepStone GC GP, LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary